UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS OF THE UNITED STATES OF AMERICA
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of U.S. Virgin Islands and of the United States of America
In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of U.S. Virgin Islands and of the United States of America (the “Plan”) at December 31, 2009 and 2008, and the changes in its assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at Year End) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico
June 29, 2010
Certified Public Accountants
(Of Puerto Rico)
License No. 216 Expires Dec. 1, 2010
Stamp 2492315 of P.R. Society of Certified
Public Accountants has been affixed to the
Filed copy of this report.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statements of Assets Available for Benefits
December 31, 2009 and 2008

	As of December 31,
	2009	2008
Assets
Investments
Investments, at fair value	$5,214,710	$4,603,468
Participant loans receivable	482,452	474,899

Total investments	5,697,162	5,078,367

Receivables
Employer contributions	106,209	167,504
Participants contributions	31,597	—
Interest and dividends receivable	—	5
Loan repayments from participants	16,983	—

Total receivables	154,789	167,509

Cash and cash equivalents	7,805	43,625

Assets available for benefits	$5,859,756	$5,289,501

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Statement of Changes in Assets Available for Benefits
Year Ended December 31, 2009

Year ended
December 31,
2009
Additions to assets attributed to:

Investment gain
Net appreciation in fair value of investments	$111,670
Dividends and interest income	83,808
Interest income on participant loans	36,634

Total investment income	232,112

Contributions
Employer	169,691
Participants	447,682
Rollovers from other qualified plans	20,575
Other receipts	66,033

Total contributions	703,981

Total additions	936,093

Deductions from assets attributed to:

Benefits and withdrawals paid to participants, including rollover distributions	355,348
Administrative expenses	10,490

Total deductions	365,838

Increase in assets available for benefits	570,255

Assets available for benefits

Beginning of year	5,289,501

End of year	$5,859,756

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

All full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Company’s matching, qualified matching and qualified non-elective contributions.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee make an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. Contributions are subject to certain limitations. For the year ended December 31, 2009, pre-tax contributions were limited to a maximum of $16,500, as defined by the Internal Revenue Service. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant contributes to the Plan on a pre-tax basis.

In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $5,500 pre-tax contribution after contributing the Plan limit of 10% of their pre-tax annual compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contribution in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are collateralized by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At December 31, 2009 and 2008 the interest rates of these loans range from 5.25% to 10.25% and 6.00% to 10.25%, respectively, and are due at various maturity dates through December 18, 2014. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Vested plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum cash payment after employment with the Bank is terminated. If the value of the vested account is more than $1,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participant’s directions, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2009 the Bank paid $75,210 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
Recent Accounting Pronouncements

In April 2009, the FASB issued authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement, that is, to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The adoption of this Statement did not impact the Plan’s fair value methodologies on its financial assets and liabilities.

In May 2009, the FASB issued authoritative guidance on subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued authoritative guidance on the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (“Codification”) is the single source of authoritative nongovernmental GAAP. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification project does not change GAAP in any way shape or form; it only reorganizes the existing pronouncements into one single source of U.S. GAAP. This guidance was effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in this guidance. All other accounting literature not included in the Codification is nonauthoritative. Following this guidance, the FASB will not issue new guidance in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Accounting

The Plan’s policy is to prepare its financial statements using the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
therein at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Investments

The following presents the Plan’s investments:

	2009			2008
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$150,371		65,379	$411,979	*	36,982
Ameristock Fund	239,429		7,356	134,900		5,323
Dodge & Cox Balanced Fund	219,586		3,429	148,402		2,895
Fidelity Spartan Extended Mkt Index	48,136		1,583	24,592		1,091
GE Premier Growth Equity Class A	363,341	*	18,904	250,525		18,010
Harbor Bond Institutional Class Fund	873,203	*	71,927	747,037	*	66,109
Harbor Bond Institutional International Class Fund	491,861	*	8,964	294,622	*	7,344
Royce Pennsylvania Mutual Fund	153,672		16,262	95,488		13,759
Schwab Value Advantage Money Fund	2,270,831	*	2,270,831	2,208,600	*	2,208,600
Vanguard S&P 500 Index	404,280	*	3,938	287,323	*	3,458
Participant loans receivable	482,452	*	—	474,899	*	—

	$5,697,162			$5,078,367

*	Investment exceeds five percent of assets available for benefits.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
During 2009, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value by $111,670 as follows:

2009
Mutual funds	$494,440
Common stock — First BanCorp.	(382,770)

$111,670

4.	Fair Value Measurements

The Financial Accounting Standard Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31 2009 and 2008, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2009
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$1,007,050	$—	$—	$1,007,050
Mid Cap	48,136	—	—	48,136
Small Cap	153,672	—	—	153,672
International	491,861	—	—	491,861
Fixed Income	3,144,034	—	—	3,144,034
Balanced	219,586	—	—	219,586
Investment in First BanCorp.	150,371	—	—	150,371
Participant loans receivable	—	—	482,452	482,452

	$5,214,710	$—	$482,452	$5,697,162

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008

	As of December 31, 2008
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$672,748	$—	$—	$672,748
Mid Cap	24,592	—	—	24,592
Small Cap	95,488	—	—	95,488
International	294,622	—	—	294,622
Fixed Income	2,955,637	—	—	2,955,637
Balanced	148,402	—	—	148,402
Investment in First BanCorp.	411,979	—	—	411,979
Participant loans receivable	—	—	474,899	474,899

	$4,603,468	$—	$474,899	$5,078,367

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value (quoted market price) at the reporting date. These investments are classified as Level 1.

Participant loans: Participant loans are valued at their outstanding balance, which approximates fair value. These investments are classified as Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009:

Participant
Loans
Balance at beginning of the year	$474,899
New Loans	230,574
Loan payments	(209,812)
Deemed distributions to participants	(13,209)

Balance at end of year	$482,452

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
5.	Party In-Interest Transactions

Certain Plan investments are shares of a mutual fund with market value of $2,270,831 managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2009 and 2008, the Plan held 65,379 and 36,982 shares, with a quoted market value of $150,371 and $411,979, respectively, of First BanCorp common stock, the Parent Company of the Plan Sponsor. For the year ended December 31, 2009, the Plan received dividend income related to First BanCorp common stock in the amount of $6,794 and the net depreciation in the fair value of the investment in First BanCorp common stock amounted to $382,770. Plan assets include participant loans receivable of $482,452 and $474,899 as of December 31, 2009 and 2008, respectively. For the year ended December 31, 2009 interest income related to participant loans receivable amounted to $36,634. These transactions qualify as party in-interest transactions permitted under provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated December 22, 2003 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited nonvested accounts amounted to $8,854 at December 31, 2009 ($10,190 at December 31, 2008). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution, while $8,990 were used to cover administrative expenses during 2009.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Notes to the Financial Statements
December 31, 2009 and 2008
10.	Additional Contributions

The Board of Directors of the Bank approved in 2010 and 2009 additional contributions of $100,710 and $167,504, respectively, based on the Bank’s results for the years ended December 31, 2009 and 2008, respectively. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2009, the Bank agreed to contribute $587 to non-highly compensated participants to satisfy contribution requirements. At December 31, 2009 and 2008, these additional contributions were recorded as employer contribution receivables in the statement of assets available for benefits and as contributions from employer in the statement of changes in assets available for benefits.

During 2009, the Plan received proceeds of $65,478 representing the Plan’s pro-rata share of a settlement of a class action lawsuit, and included within "Other receipts" in the statement of changes in net assets available for benefits.

11.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

Effective July 1, 2009, the operations conducted by FirstBank Florida as a separate entity were merged with and into FirstBank Puerto Rico, the Plan sponsor. As a result of the merger, the retirement plan provided by FirstBank Florida was merged with and into the Plan on April 29, 2010 and all assets of the FirstBank Florida 401(k) plan totaling approximately $2.2 million were transferred to the Plan.

12.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents which consist of money market instruments are classified as plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $7,806 and $18,543 as of December 31, 2009 and 2008, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2008 amounted to $25,082.
A. The following is a reconciliation of participant’s loans receivable per financial statements for the year ended December 31, 2009 to Form 5500:

2009
Participant loan receivable per financial statements	$482,452
Add:
Loan repayments from participants	16,983

Participant loan receivable per From 5500	$499,435

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and of the United States of America
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	(b) Identity of issue, borrower	(c) Description of Investment including				(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value			(d) Cost	value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Account	Money Market			**	$7,806

	Total Money Market and Interest Bearing Cash					7,806

	Common Stocks
*	First BanCorp. Common Stock	Common Stock	65,379	shares	**	150,371

	Total Common Stocks					150,371

	Mutual Funds
	Ameristock Fund	Mutual Fund	7,356	shares	**	239,429
	Dodge & Cox Balanced Fund	Mutual Fund	3,429	shares	**	219,586
	Fidelity Spartan Extended Mkt Index	Mutual Fund	1,583	shares	**	48,136
	GE Premier Growth Equity Class A	Mutual Fund	18,904	shares	**	363,341
	Harbor Bond Institutional Class Fund	Mutual Fund	71,927	shares	**	873,203
	Harbor Bond Institutional International Class Fund	Mutual Fund	8,964	shares	**	491,861
	Royce Pennsylvania Mutual Fund	Mutual Fund	16,262	shares	**	153,672
*	Schwab Value Advantage Money Fund	Mutual Fund	2,270,831	shares	**	2,270,831
	Vanguard S&P 500 Index	Mutual Fund	3,938	shares	**	404,280

	Total mutual funds					5,064,339

	Other Investments
*	Participant loans receivable	Interest rates ranging from 5.25% to 10.25%, maturity dates of January 2, 2010 to December 18, 2014			**	482,452

	Total Other Investments					482,452

	Total					$5,704,968

*	Party in-interest

**	Historical cost is not required for participant directed investment.

Signatures
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)
Date: 6/29/2010	By:	/s/ Pedro A. Romero
Authorized Representative